Exhibit 99.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF DISCLOSED.

ATEL Growth Capital

MASTER LOAN AND SECURITY AGREEMENT NO. EINRX

Dated as of AUGUST 15, 2026

Between	ATEL Growth Capital, a California corporation, as Lender (“Lender”)	505 Montgomery Street, 7th Floor San Francisco, CA 94111-2584 Attention: General Counsel Tel: (415) 989-8800 Email: legal@atel.com
And

EINRIDE LOGISTICS INC., a Delaware corporation, as Borrower (“Borrower”) and acknowledged by EINRIDE AB (publ), a Swedish limited liability company and EINRIDE US INC., a Delaware corporation, as Guarantors (collectively, “Guarantor”)

301 Congress Avenue, Suite 1950 Austin, TX 78701 Attention: Anubhav Verma Tel: (46) 73-525 5608 Email: anubhav.verma@einride.tech With copy to: legal@einride.tech

NO INTEREST IN THE LOAN PAYMENT DUE OR THE RIGHTS OF LENDER UNDER ANY LOAN CAN BE TRANSFERRED BY THE DELIVERY OF POSSESSION OF ANY COUNTERPART OF THIS MASTER LOAN AND SECURITY AGREEMENT. SUCH AN INTEREST CAN BE TRANSFERRED ONLY BY DELIVERY OF POSSESSION OF THE ORIGINAL SIGNED COUNTERPART NO. 1 OF A LOAN SCHEDULE EXECUTED PURSUANT HERETO.

The parties of this Master Loan and Security Agreement (as amended, supplemented or otherwise modified from time to time, including pursuant to the Loan Schedules referred to herein, this “Loan Agreement”) hereto agree as follows:

1.	Loans:

Lender agrees to loan to Borrower, and Borrower agrees to borrow from Lender, subject to the terms and conditions herein, funds for the financing of semi tractor trailers. Any reference herein to a “Loan” shall mean the applicable Loan Schedule, as it incorporates by reference all the terms and conditions of this Loan Agreement, the Requests for Advances, and any exhibits, riders, supplements, amendments, or addendum thereto, if any.

2.	Definitions:

(a) “Advance” means an advance in an amount up to the Loan Line (herein defined) which is made by Lender to Borrower.

(b) “Advance Date” means the date of an Advance as set forth on the applicable Request for Advance.

(c) “Assignee” has the meaning ascribed thereto in Section 11(a) hereof.

(d) “Basic Loan Payment” means, with respect to any Advance, the amount indicated as the applicable Basic Loan Payment, due monthly in advance, as set forth in the applicable Request for Advance and Loan Schedule.

(e) “Basic Loan Term” means, with respect to any Advance, the initial term of the applicable Loan, as indicated on the applicable Loan Schedule.

(f) “Borrower Reports” means the financial statements prepared by Borrower and distributed to Lender as required by Section 15(i) of this Loan Agreement.

(g) “Change in Control” means a change in the majority interest or control of ownership of Borrower in any one transaction or series of related transactions, or a sale, assignment, or acquisition of all, or substantially all, of the assets of Borrower by merger, consolidation or purchase; provided, however, that none of the following shall constitute a “Change in Control”: (i) any issuance of equity securities by Borrower for purposes of raising capital in the ordinary course of business, (ii) any internal reorganization or restructuring among Borrower and its affiliates, (iii) any transaction approved in advance by Lender (provided that Lender’s consent shall not be unreasonably withheld, conditioned or delayed), or (iv) the acquiring entity immediately after such acquisition has a net worth at least equal to net worth of the Borrower or of the parent company of the Borrower measured immediately prior to such acquisition.

(h) “Collateral” means (i) the semi tractor trailers identified on the applicable Loan Schedule, whether owned by Borrower or by a Pledgor, as amended from time to time pursuant to Section 3(d), together with all approved Replacement Units substituted therefor pursuant to this Agreement or the applicable Pledge Agreement, (ii) all chattel paper, documents, general intangibles, instruments existing or hereafter arising with respect to any of the foregoing and (iii) any proceeds with respect to any of the foregoing (including without limitation, insurance proceeds).

(i) “Pledge Agreement” means that certain Collateral Pledge Agreement, dated as of the date hereof, by and between EINRIDE INC., as pledgor, and Lender, and any other Collateral Pledge Agreement executed by a Pledgor in favor of Lender, in each case, as the same may be amended, modified, supplemented or restated from time to time.

(j) “Collateral Cost” means the cost of the Collateral (including Soft Collateral) described in any Loan Schedule.

(k) “Commencement Date” means, with respect to any Advance, the first day of the calendar month following the applicable Advance Date, as is indicated in the applicable Loan Schedule.

(l) “Daily Loan Payment” means, with respect to any Advance, the daily equivalent of the applicable initial Basic Loan Payment which shall be due from the applicable Advance Date to but excluding the applicable Commencement Date during the applicable Supplemental Loan Term.

(m) “Event of Default” means as defined in Section 9(a) hereof.

(n) “Event of Loss” means as defined in Section 8(a) hereof.

(o) “Final Payment” means the final Basic Loan Payment of all Advances due by Borrower hereunder.

(p) “Guarantor” means EINRIDE AB (publ), a Swedish limited liability company and EINRIDE US INC., a Delaware corporation, each as a guarantor of the obligations of Borrower hereunder.

(q) “Loan Payment” means a Basic Loan Payment or Daily Loan Payment.

(r) “Loan Rate Factor” means as defined in the applicable Loan Schedule.

(s) “Loan Schedule” means a Loan Schedule substantially in the form of Addendum A hereto, executed pursuant to this Loan Agreement.

(t) “Loan Term” means any Basic Loan Term and any Supplemental Loan Term.

(u) “Payoff Amount” means an amount equal to (a) all accrued and unpaid interest and other amounts then due, and (b) a prepayment premium equal to: (i) during months 1 through 18, the present value of all remaining scheduled payments, discounted at a rate of three percent (3%); (ii) during months 19 through 24, the outstanding principal balance plus three percent (3%) of such principal balance; (iii) during months 25 through 36, the outstanding principal balance plus two percent (2%) of such principal balance; and (iv) during months 37 through 42, the outstanding principal balance plus one percent (1%) of such principal balance.

(v) “Parent” means any entity that is a direct or indirect parent of Borrower.

(w) “Permitted Liens” means the Lender’s Lien (as defined in Section 16), liens or encumbrances arising through the actions or omissions of Lender and statutory liens.

(x) “Pledgor” shall mean EINRIDE INC. or any other wholly-owned affiliate of Borrower identified in a Pledge Agreement executed in favor of Lender.

(y) “Request for Advance” means a Request for Advance in the form of Addendum B hereto.

(z) “SEC” means the U.S. Securities and Exchange Commission, or any successor thereto.

(aa) “Soft Collateral” means costs of freight, shipping and sales taxes that are specifically itemized in the invoices for semi tractor trailers located within the United States and identified on the applicable Loan Schedule and shall not include any other ancillary or miscellaneous costs.

(bb) “Supplemental Loan Term” means, for each Advance, the period from the applicable Advance Date to the applicable Commencement Date.

(cc) “UCC” means the Uniform Commercial Code as enacted in New York.

(dd) “Vendor” means the manufacturer, distributor, or retailer of the Collateral.

3.	Term of Loan and Conditions Precedent:

(a) Loan Term. The Loan Term shall mean the applicable Supplemental Loan Term, immediately followed by the applicable Basic Loan Term.

(b) Procurement, Delivery, and Acceptance. Borrower or a Pledgor shall be solely responsible for the selection and ordering of the personal property that will become Collateral.

(c) Financing of Personal Property that Will Become Collateral. Borrower may request one or more Advances in an aggregate amount up to $25,000,000 (the “Loan Line”), subject to the availability of Collateral sufficient to support such Advance to Lender’s satisfaction. The funding of the Advance is subject to the terms and conditions of the following conditions precedent: (i) Lender and Borrower shall have entered into this Loan Agreement and the applicable Loan Schedule, (ii) Borrower shall have delivered to Lender corporate resolutions and incumbency certificates evidencing Borrower’s authority to execute and deliver the Loans, (iii) Borrower shall have delivered to Lender evidence of insurance and “ACORD” certificate (pursuant to Insurance Verification substantially in the form of Addendum D hereto, (iv) Lender shall have prepared UCC-1 Financing Statements for filing under the UCC in the jurisdiction of organization of Borrower as may be necessary to perfect the security interests purported to be created by this Loan Agreement to the extent they can be perfected by such filings, (v) Borrower shall have requested such Advances by executing a Request for Advance, (vi) Borrower or a Pledgor shall have full legal right, title, and interest in and to the personal property constituting Collateral as of the applicable Advance Date, and, with respect to each Replacement Unit, as of the applicable substitution date, free and clear of all liens, claims, and encumbrances, whatsoever, except Permitted Liens, (vii) all representations and warranties made hereunder shall be true and correct in all material respects, and there shall not exist an Event of Default or any condition, event, or act which with notice or lapse of time would become an Event of Default which has not been remedied or waived (viii) Borrower shall deliver to Lender either fully prepared applications for, or amendments to, certificates of title for each semi tractor trailer that will become Collateral hereunder showing Borrower or a Pledgor as the registered owner and Lender as lienholder, in each case to be filed by Borrower (or its designee) with the appropriate Department of Motor Vehicles on the applicable Advance Date, and scanned copies of the resulting certificates of title shall be delivered by Borrower to Lender as soon as available but in no event later than sixty (60) days after the applicable Advance Date and (viii) no more than 30% of the Collateral Cost funded under all Loan Schedules shall constitute Soft Collateral.

(d) Prepayment Option. So long as no Event of Default shall exist and be continuing and has not been cured to the satisfaction of Lender, Borrower may elect to terminate all and not less than all outstanding Loan Schedules in whole but not in part by paying to Lender in immediately available funds an amount equal to the Payoff Amount (the “Prepayment Option”). In the event Borrower exercises its Prepayment Option, Borrower shall give Lender at least five (5) days prior written notice of its intent to exercise such Prepayment Option and such prepayment shall be made as of a regularly scheduled Loan payment date. Upon receipt by Lender of all amounts due under the terminated Loan Schedules, Lender shall, at Borrower’s cost and expense, execute such further documents and take such further actions as may be necessary to affect the release of its security interest in the Collateral financed under the terminated Loan Schedule as contemplated by this subsection (d), including duly executing and delivering UCC termination statements for filing in any relevant jurisdictions.

Nothing in this paragraph is intended to extinguish Lender’s right to indemnifications which expressly survive the termination of this Loan Agreement and the Loan Schedules.

(e) Collateral Substitution. Borrower may, from time to time, substitute one or more items of Collateral (each, a “Released Unit”) with one or more newly acquired new Tesla-manufactured semi tractor trailers (or equivalent vehicles manufactured by another original equipment manufacturer) (each, a “Replacement Unit”), provided that: (i) no Event of Default exists or would result therefrom; (ii) Borrower delivers to Lender at least five (5) Business Days (or such lesser time as Lender may agree) prior written notice identifying each Released Unit and each proposed Replacement Unit, including VINs, purchase invoices and such other information as Lender may reasonably request; (iii) each Replacement Unit is owned by Borrower or the applicable Pledgor, free and clear of all Liens other than Permitted Liens, and if owned by a Pledgor, such Replacement Unit shall automatically become subject to the applicable Pledge Agreement; (iv) Lender has obtained or is substantially simultaneously obtaining a first priority perfected security interest in each Replacement Unit; (v) the aggregate value of the Replacement Units is not less than the aggregate value (or outstanding allocated principal amount) of the Released Units, as reasonably determined by Lender; (vi) Borrower executes such amendments to the applicable Loan Schedule and such other documents as Lender may reasonably request to evidence the substitution; (vii) Borrower has provided Lender with sufficiently detailed invoices from the Vendor identifying the applicable Replacement Unit; and (viii) Borrower has fully prepared applications for, or amendments to, certificates of title for each Replacement Unit showing Borrower or a Pledgor as the registered owner and Lender as lienholder, in each case to be filed by Lender with the appropriate Department of Motor Vehicles on the applicable Advance Date, and the resulting original certificates of title shall be delivered by Borrower to Lender as soon as available but in no event later than sixty (60) days after the applicable Advance Date. For the avoidance of doubt, additional Collateral may be added to a Loan Schedule in connection with any subsequent Advance made pursuant to Section 3(c), and any such addition shall not constitute a Collateral substitution under this Section 3(e).

Upon satisfaction of the foregoing conditions, Lender shall promptly execute such lien releases, UCC amendments, title releases and other documents reasonably necessary to release its security interest in the applicable Released Units. Once all items of Collateral subject to a Pledge Agreement become Released Units, such Pledge Agreement shall automatically terminate and be of no further force and effect, and Lender shall promptly execute notice and other documents reasonably necessary to effect the same.

4.	Loan Payment, Taxes and Late Payments:

(a) Loan Payment. The applicable Daily Loan Payment shall be due during the applicable Supplemental Loan Term on the applicable Advance made by Lender as requested pursuant to the applicable Request for Advance and shall accrue from the applicable Advance Date with respect to any item of Collateral at the Daily Loan Payment set forth in such Request for Advance multiplied by the number of days from (and including) such Advance Date to (but not including) the applicable Commencement Date and shall be due and payable on such Commencement Date. The applicable Basic Loan Payment payable hereunder during the applicable Basic Loan Term is as set forth in the applicable Loan Schedule. Such Basic Loan Payment shall begin to accrue on the applicable Commencement Date and shall be due and payable by Borrower on the first day of each period, as set forth in the applicable Loan Schedule. In addition to the applicable Basic Loan Payment, Borrower shall pay the applicable Daily Loan Payment due as indicated in this Loan Agreement, or on any applicable Loan Schedule, or any Rider hereto or thereto. All Loan Payments due by Borrower hereunder are absolute and unconditional obligations of Borrower which may not be abated or offset for any reason.

(b) Taxes. In addition to the Loan Payments set forth herein or in any Loan Schedule, Borrower shall pay and indemnify and hold harmless Lender for an amount equal to all taxes, fees, expenses or charges paid, payable or required to be paid by Borrower, however designated and whenever assessed, which are levied or based on the Loan Payments, on the Loans, or on the Collateral or on its purchase, or on its possession, storage, use, lease, operation, control, delivery or value, including as a result of a sale-leaseback, or from the applicable Loan Term expiration, or earlier termination, or from the exercise of any early termination, purchase, or on the Final Payment, or from any conveyance of title to Borrower or Borrower’s designee; including, without limitation, state and local sales, use, privilege of doing business or excise taxes, taxes based on gross revenue or receipts, any penalties or interest in connection therewith or taxes or amounts in lieu thereof paid or payable in respect of the foregoing, but excluding solely taxes based on Lender’s net income. Personal property taxes assessed on the Collateral during the term hereof shall be the sole responsibility of, and shall be paid promptly following written demand by, Borrower or the applicable Pledgor. Borrower agrees to file (or cause the applicable Pledgor to file) all required property tax returns and reports concerning the Collateral with all appropriate governmental agencies, and, within thirty (30) days thereafter to send Lender confirmation of such filing. Borrower shall provide, on an annual basis, a copy of its property tax report lists to Lender and hereby certifies that all Collateral subject to property tax has been reported to the proper taxing jurisdiction.

(c) Late Payments. Interest on any past due Loan Payment and other payments due and payable shall accrue at the rate of 1.25% per month from the payment due date, or if such rate shall exceed the maximum rate allowed by law, then at such maximum rate, and shall be payable on demand. Charges for taxes, penalties and interest shall be promptly paid by Borrower following Borrower’s receipt of written demand therefor.

5.	Installation, Use and Quiet Possession of Collateral:

(a) Borrower shall at all times maintain the Collateral owned by it in all material respects in accordance with the manufacturer’s specifications for its original intended use, prudent industry standards and the Loans. Borrower shall use the Collateral owned by it solely for business purposes, in compliance in all material respects with the covenants and conditions of all insurance policies required to be maintained by Borrower pursuant to the Loans.

(b) Any equipment, supplies, spare or replacement parts or other items not specified in a Loan Schedule which are used on or in connection with the Collateral must meet the specifications of the manufacturer in all material respects and shall be acquired by Borrower or a Pledgor at its own expense. Borrower shall at all times use the Collateral owned by it in compliance in all material respects with all applicable laws and regulations of all federal, state, local and foreign authorities having jurisdiction thereof.

(c) Borrower will at all times keep the Collateral owned by it in its sole possession and control, subject to the use, operation and, as applicable, sublease of the Collateral in the ordinary course of Borrower’s business by Borrower’s employees, third-party drivers authorized by Borrower, Borrower’s carriers and Borrower’s customers. Borrower may cause or permit the Collateral to be moved among Borrower’s and Pledgor’s business locations, customer locations, service, storage or repair facilities, delivery points and other locations within the United States, and the Collateral may be in transit in the ordinary course of Borrower’s or Pledgor’s business, in each case without the prior written consent of, or notice to, Lender. Borrower shall not permanently relocate any Collateral outside the United States without the prior written consent of Lender.

(d) After prior written notice to Lender, Borrower or any Pledgor may, at its own expense, make alterations in or add attachments to the Collateral, provided such alterations or attachments do not in any material respect interfere with the normal and satisfactory operation or maintenance of the Collateral or with Borrower’s or such Pledgor’s ability to obtain and maintain the maintenance contract referred to in Section 5(g) hereof. The manufacturer or other organization selected by Borrower or any Pledgor to maintain the Collateral (“Maintenance Organization”) may incorporate engineering changes or make temporary alterations to the Collateral upon request of Borrower or such Pledgor. All such alterations and attachments shall be subject to the security interest of Lender, provided that upon an Event of Default, at the option of Lender, such alterations and attachments shall be removed by Borrower and the Collateral restored, at Borrower’s expense, to its original condition as of the applicable Advance Date thereof, normal wear and tear excepted, and upon the removal and restoration, the alteration and/or attachment which was made by Borrower or a Pledgor shall become the property of Borrower or such Pledgor free and clear of the security interest of Lender.

(e) So long as there shall not exist an Event of Default, Lender or any Assignee shall not interfere with Borrower’s or any Pledgor’s use or possession of the Collateral during any Basic Loan Term.

(f) Borrower shall, during the term of the Loans, at its expense, keep the Collateral owned by it in good operating order and condition, normal wear and tear excepted, and shall make all reasonably necessary adjustments, repairs and replacements, and Borrower shall not use or permit the Collateral owned by it to be used in any manner or for any purpose for which, in the reasonable opinion of the manufacturer, the Collateral is not designed or reasonably suitable. Borrower will at all times operate, use, and maintain the Collateral owned by it in all material respects as represented by Borrower in its request for proposal and/or quotes or as otherwise represented herein or in any other instrument or document prepared by Borrower or its agents in connection with this Loan Agreement.

(g) Upon an Event of Default, following Lender’s written demand, pursuant to Section 9(b)(ii) hereof, Borrower shall, at its expense, deliver (or cause to be delivered) the Collateral at the location in the continental United States designated by Lender in writing in the same operating order, repair, condition and appearance as on the applicable Advance Date, normal wear and tear excepted, with all engineering and safety changes prescribed by the manufacturer or Borrower’s or a Pledgor’s Maintenance Organization incorporated therein. At the time of return, the Collateral must be able to perform the function that it was originally intended to perform without material additional maintenance. Borrower shall, prior to such termination, arrange and pay for any repairs and changes as are reasonably necessary for the Collateral to satisfy the return condition stated herein and for the manufacturer or Maintenance Organization to accept the Collateral under contract maintenance at its then standard rates.

6.	Borrower and Lender Rights and Inspection:

(a) The Collateral shall remain personal property.

(b) Borrower shall keep the Collateral free and clear of all liens and encumbrances except for Permitted Liens. IN EACH CASE, EXCEPT IN CONNECTION WITH PERMITTED LIENS AND SUBJECT TO THE USE, OPERATION AND, AS APPLICABLE, SUBLEASE OF THE COLLATERAL IN THE ORDINARY COURSE OF BORROWER’S OR A PLEDGOR’S BUSINESS BY BORROWER’S OR SUCH PLEDGOR’S EMPLOYEES, THIRD-PARTY DRIVERS AUTHORIZED BY BORROWER OR SUCH PLEDGOR, BORROWER’S OR SUCH PLEDGOR’S CARRIERS AND BORROWER’S OR SUCH PLEDGOR’S CUSTOMERS, NEITHER BORROWER NOR ANY PLEDGOR SHALL SELL, CONVEY, TRANSFER, PART WITH POSSESSION OF, OR ASSIGN OR OTHERWISE ENCUMBER THE LOANS OR ANY OF THE COLLATERAL OR ANY OF ITS RIGHTS HEREUNDER OR SUBLEASE THE COLLATERAL, WITHOUT THE PRIOR WRITTEN CONSENT OF LENDER (SAID CONSENT NOT TO BE UNREASONABLY WITHHELD, CONDITIONED OR DELAYED). EXCEPT AS PERMITTED HEREIN, ANY SUCH PURPORTED TRANSACTION SHALL BE NULL AND VOID AND OF NO FORCE AND EFFECT.

(c) Lender or its agents shall have free access to the Collateral and any and all records related thereto on any business day during normal business hours at a time mutually agreed by Lender and Borrower upon at least five (5) business days’ advance written notice for the purpose of inspection and for any other purpose expressly contemplated in this Loan Agreement, provided, however, no such notice shall be required if an Event of Default then exists. Such inspections shall be at Lender’s cost and expense, except that once annually during the applicable Loan Term, or whenever an Event of Default exists, the inspections shall be at Borrower’s cost and expense. Anything to the contrary notwithstanding, nothing in this Loan Agreement will require Borrower to disclose, permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter, or provide information (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure is prohibited by law or binding agreement or (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product.

(d) Borrower shall promptly notify Lender of all material details concerning any material damage to, or material loss of, the Collateral owned by it arising out of any event or occurrence whatsoever, including but not limited to, the alleged or apparent improper manufacture, functioning or operation of the Collateral. Borrower shall, at all times, keep materially accurate and complete records of the Collateral owned by it.

(e) Borrower shall promptly notify Lender following acquisition of any Replacement Unit intended to replace existing Collateral and shall not (and shall cause any Pledgor not to) dispose of, transfer or permit the release of any item of Collateral unless the substitution requirements of Section 3(d) have been satisfied.

7.	Indemnities:

Borrower will defend, indemnify and hold Lender harmless against any and all suits, judgments, claims, demands and liabilities of any kind and nature (including without limitation claims relating to environmental discharge, cleanup or compliance, and claims arising out of or in connection with the design, manufacture, possession or operation of the Collateral, including environmental, product, or strict liability) and all reasonable and documented out-of-pocket costs and expenses to the extent actually incurred or suffered by Lender or Assignee in connection herewith (including, without limitation, reasonable and documented out-of-pocket attorneys’ fees and expenses of one outside counsel), fines, penalties (and other charges of applicable governmental authorities), licensing fees relating to any item of Collateral, damage to or loss of property (excluding consequential, special, indirect and punitive damages), or bodily injury to or death of any person (including, without limitation, any agent or employee of Borrower); provided, however, that Borrower shall have no obligation to indemnify Lender or Assignee to the extent any such claim, loss or liability arises from the gross negligence or willful misconduct of, or material breach of this Loan Agreement by, Lender or any Assignee or any of their respective affiliates. Such indemnities shall continue in full force and effect, notwithstanding the expiration or termination of the Loans.

8.	Risk of Loss on Borrower:

(a) Beginning on the applicable Advance Date thereof and continuing until the Loans are terminated and all obligations of Borrower (other than contingent obligations for which no claims have been made) are performed, Borrower relieves Lender of responsibility for all risks of physical damage to or loss or destruction of the Collateral, howsoever caused (including without limitation, accident and theft) (“Event of Loss”). During the term of the Loans as to any Loan Schedule, Borrower shall (or shall cause a Pledgor to), at its own expense, keep in effect all risk and public liability insurance policies covering the Collateral designated in each Loan Schedule. The public liability insurance policy shall be in such amount that is greater or equal to the replacement cost of the Collateral or the actual cash value of the Collateral. The all risk insurance policy shall be for an amount not less than the lesser of the actual cash value or replacement cost of the Collateral. Lender, its successors and assigns and/or such other party as may be designated by any thereof to Borrower, in writing, shall be named as additional insured and/or loss payees on such policies, which shall be written by an insurance company of recognized responsibility with customary terms and conditions. Evidence of such insurance coverage shall be furnished to Lender no later than the applicable Advance Date set forth in the applicable Loan Schedule and, from time to time, thereafter as Lender may reasonably request. Such policies shall provide that the insurer affording coverage will endeavor to provide no less than thirty (30) days’ written notice (or, with respect to non-payment of premiums, ten (10) days’ written notice) to Lender prior to cancellation of such policies. Borrower hereby irrevocably (until this Loan Agreement is terminated) appoints Lender as Borrower’s attorney-in-fact coupled with an interest, only so long as an Event of Default hereunder exists and is continuing, to negotiate and make claim for, receive payment of, and execute any and all documents that may be required to be provided to the insurance carrier in substantiation of any such claim for loss or damage under said insurance policies, and to endorse Borrower’s name to any and all drafts or checks in payment of the loss proceeds.

(b) If any item of Collateral is damaged or suffers an Event of Loss, Borrower shall give to Lender prompt notice thereof and the Loans shall continue in full force and effect without any abatement of a Loan Payment. Borrower shall determine, within twenty (20) business days after the date of occurrence of such damage or Event of Loss, whether such item of Collateral can be repaired. In the event Borrower determines that such item of Collateral can be repaired, Borrower shall cause such item of Collateral to be promptly repaired. In the event Borrower determines that the item of Collateral cannot be repaired, Borrower shall either: (i) promptly replace such item of Collateral with equipment of like or better kind, make and model, utility and value free and clear of all liens and encumbrances except for Permitted Liens, and the Loans shall continue in full force and effect as though such damage or destruction had not occurred; or (ii) pay to Lender an amount equal to the Payoff Amount for the item of Collateral for the Loan Payment due date immediately preceding the Event of Loss and the Loans will terminate as to the item of Collateral suffering the Event of Loss and the applicable Loan Payment under the applicable Loan Schedule shall be reduced thereafter pro rata by application of such Payoff Amount. All proceeds of insurance received by Lender, the designated loss payee, or Borrower under the policy referred to in the preceding paragraph of this Section shall be applied toward the cost of any such repair or replacement so long as no Event of Default then exists.

9.	Events of Default and Remedies:

(a) Events of Default. The occurrence of any one of the following shall constitute an “Event of Default” hereunder:

(i) Borrower fails to pay an installment of a Loan Payment or other payment on or before the date when the same becomes due and payable and such failure shall continue for a period of five (5) consecutive business days.

(ii) Borrower attempts to remove, sell, transfer, encumber, sublet or part with possession of the Collateral or any items thereof, except as expressly permitted herein and subject to the use, operation and, as applicable, sublease of the Collateral in the ordinary course of Borrower’s and any Pledgor’s business by Borrower’s or such Pledgor’s employees, third-party drivers authorized by Borrower or such Pledgor, Borrower’s or such Pledgor’s carriers and Borrower’s or such Pledgor’s customers.

(iii) Borrower breaches or shall have breached any material representation, warranty or covenant made or given by Borrower in the Loans or in any other document furnished to Lender in connection herewith (provided that any breach of a representation, warranty or covenant that has a bearing on Lender’s credit, economics, or collateral security considerations under the Loans shall be deemed to be material) and such breach remains uncured for fifteen (15) consecutive business days after written notice to Borrower, or any representation or warranty shall be untrue in any material respect or, by reason of failure to state a material fact or otherwise, shall be materially misleading or any of the statements or other documents or information submitted at any time heretofore or hereafter by Borrower to Lender shall be untrue in any material respect or, by reason of failure to state a material fact or otherwise, shall be materially misleading.

(iv) Borrower shall fail to observe or perform any of the other material obligations required to be observed or performed by Borrower hereunder and such failure shall continue for a period of fifteen (15) consecutive business days.

(v) Borrower shall be in material breach of or in default under any lease, loan, or other agreement or obligation at any time executed (i) with Lender in any amount, or (ii) with any other lessor, lender, or other creditor, in the aggregate, in the amount of $5,000,000 or more, and in any case such breach or default has resulted in the actual acceleration of indebtedness thereunder.

(vi) Borrower ceases doing business as a going concern, makes an assignment for the benefit of creditors, admits in writing its inability to pay its debts as they become due, files a voluntary petition in bankruptcy, is adjudicated a bankrupt or an insolvent, files a petition seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar arrangement under any present or future statute, law or regulation or files an answer admitting the material allegations of the petition filed against it in any such proceeding, or consents in writing to or acquiesces in writing in the appointment of a trustee, receiver, or liquidator of it or of all or any substantial part of its assets or properties.

(vii) Within sixty (60) days after commencement of any proceedings against Borrower seeking reorganization, arrangement, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such proceedings shall not have been dismissed, or if within sixty (60) days after the appointment without Borrower’s consent or acquiescence of any trustee, receiver or liquidator of it or of all or any substantial part of its assets and properties, such appointment shall not be vacated.

(viii) Borrower becomes the subject matter of, or enters into any Change in Control without the prior written consent of Lender (such consent not to be unreasonably withheld, conditioned or delayed).

(ix) Borrower fails to comply in any material respect with its insurance obligations under Section 8(a).

(x) Any Pledge Agreement shall cease to be in full force and effect, or any security interest granted thereunder shall cease to constitute a valid and perfected first priority security interest (subject only to Permitted Liens), or any Pledgor shall revoke or contest the validity or enforceability thereof, in each case, without the consent of Lender.

Any Event of Default shall be deemed material and a substantial impairment of Lender’s interests for the purpose of the Loans, the UCC, and any other applicable law.

(b) Remedies. Upon the occurrence of an Event of Default, Lender may at its option do any of the following: (i) by not less than ten (10) business days’ prior written notice to Borrower terminate the Loans as to any or all Loan Schedules; (ii) whether or not the Loans are terminated as to any or all Loan Schedules, take possession of any or all of the Collateral listed on any or all Loan Schedules, wherever situated, and for such purpose, enter upon any premises without liability to Borrower for so doing, or Lender may cause Borrower, and Borrower hereby agrees, to return said Collateral to Lender as provided in the Loans; (iii) as liquidated damages for loss of a bargain and not as a penalty, recover from Borrower an amount equal to the Payoff Amount; and (iv) sell, dispose of, hold, use or lease any Collateral in a commercially reasonable manner as required by the UCC. Lender shall provide Borrower with not less than ten (10) days’ prior written notice of the time and place of any public sale or the time after which any private sale or other intended disposition thereof is to be made, and Borrower, any Guarantor and any Pledgor shall have the right to bid at any such sale. Lender and Borrower each acknowledges and agrees that it would be impractical and extremely difficult to ascertain Lender’s actual damages from early termination of the Loans as a result of an Event of Default, and that the amount payable under clause (iii) of the preceding sentence constitutes liquidated damages that have been arrived at by mutual agreement of Lender and Borrower as to a reasonable calculation of Lender’s lost profits as a result of such early termination of the Loans. Lender and Borrower each further acknowledges and agrees that the liquidated damages provided above are intended to be fair and reasonable approximations of Lender’s actual damages from early termination of the Loans as a result of an Event of Default, are presumed to be the amount of damages sustained by Lender as a result of such early termination, are reasonable under the circumstances currently existing, and that the liquidated damages are not intended to be penalties. The cash proceeds of a sale or other disposition of Collateral by Lender shall be applied in the following order: (A) first, to the costs and expenses of preparing for and conducting the sale or other disposition, (B) second, to the payment of the amount set forth in clause (iii) above, and (C) third, the remaining amount of such proceeds to Borrower.

(c) Mitigation. In the event that Borrower shall have paid to Lender or its Assignee (as hereinafter defined), the liquidated damages referred to in Section 9(b)(iii) above, and Borrower shall have previously returned the Collateral to Lender in accordance with Section 9(b)(ii) above, then Lender or its Assignee shall pay to Borrower, promptly after receipt thereof, all sale or rental proceeds received from any sale or re-letting of the Collateral during the balance of a Basic Loan Term (after deduction of all unreimbursed damages, costs and expenses incurred by Lender as a result of the Event of Default; or other sums due Lender by Borrower under the Loans) said amount never to exceed the amount of the liquidated damages paid by Borrower. Lender shall use commercially reasonable efforts to sell, re-lease or otherwise use or dispose of the Collateral in mitigation of damages to the extent required by law (however, Lender shall not be obligated to give preference to the sale, lease or other disposition of the Collateral over the sale, lease or other disposition of similar collateral owned or leased by Lender).

(d) Other Damages. Notwithstanding the exercise by Lender of any of the remedies found in Section 9(b) above, Borrower shall, in any event, remain fully liable for reasonable damages as provided by law and for all reasonable and documented out-of-pocket costs of collection and actual, reasonable and documented out-of-pocket expenses incurred by Lender on account of such Event of Default including but not limited to all expenses of selling or leasing the Collateral (including broker’s and sales representative’s fees and commissions), cleaning and repainting, storage costs, repossession costs, court costs and reasonable attorney’s fees of one outside counsel. Borrower hereby agrees that, in any event, it will be liable for any deficiency after any lease or other disposition of the Collateral. The rights afforded Lender hereunder shall not be deemed to be exclusive, but may be exercised concurrently and shall be in addition to any other rights or remedies provided to creditors or lenders under the UCC or otherwise by law or equity.

10.	Borrower’s Loan Obligations:

It is understood and agreed as between Lender and Borrower, Borrower shall be responsible for all reasonable and documented out-of-pocket costs and expenses arising out of or in connection with or related to the Loans or the Collateral, or its possession, ownership, or use (including, but not limited to, taxes, insurance, maintenance, transportation in and out, rigging, drayage, packing, installation and disconnect charges). Borrower’s obligations hereunder (including its obligation to pay Loan Payments when and as due without notice or demand, or any other sum due hereunder upon demand) are absolute and unconditional, and (i) may not be terminated, rescinded or revoked for any reason whatsoever, except pursuant to the express provisions hereof, and (ii) shall not be subject to any abatement, reduction, recoupment, defense, offset or counterclaim available to Borrower by operation of law or due to defect in the Collateral; provided, however, that nothing in this Section 10 shall be deemed to waive any independent claim Borrower may have against Lender for Lender’s breach of this Loan Agreement. Borrower hereby waives any and all defenses or claims Borrower may assert against Lender or any Assignee whether now or in the future, and which would prevent Borrower from performing its payment obligations hereunder, including, without limitation, defect in the Collateral, interference with Borrower’s use, operation or possession of the Collateral to the extent expressly permitted by this Loan Agreement or the liability or indebtedness of Lender or any Assignee to Borrower, but in each case, except to the extent arising from Lender’s material breach of this Agreement, fraud, gross negligence or willful misconduct. Borrower hereby agrees that in the event that Borrower fails to pay or perform any obligation under the Loans, Lender may, at its option, following at least ten (10) business days’ prior written notice to Borrower, pay or perform said obligation and any payment made or expense incurred by Lender in connection therewith shall become additional Loan Payment which shall be due and payable by Borrower upon written demand.

11.	Assignment:

(a) Borrower agrees that Lender may transfer or assign all or any part of Lender’s right, title and interest in, under or to the Collateral and the Loans and any or all sums due or to become due pursuant to any of the above and the management rights described in Section 6, to any of Lender’s affiliates (the “Assignee”) for any reason and the Assignee may so reassign and transfer; provided, that no such assignment shall increase any cost or obligation of Borrower hereunder. Borrower agrees that upon receipt of written notice from Lender or Assignee of such assignment, Borrower shall perform all of its obligations hereunder for the benefit of Assignee and any successor assignee and, if so directed, shall pay all sums due or to become due hereunder directly to the Assignee or to any other party designated by the Assignee. Borrower hereby covenants, represents and warrants as follows, and agrees that the Assignee and any successor assignee shall be entitled to rely on and shall be considered a third party beneficiary of the following covenants, representations and warranties: (i) Borrower’s obligations hereunder are absolute and unconditional; (ii) may not be terminated, rescinded or revoked for any reason whatsoever, except pursuant to the express provisions hereof; and (iii) unless otherwise provided in the Notice and Acknowledgment of Assignment, Borrower shall not look to Assignee or any successor assignee to perform any of Lender’s obligations hereunder.

(b) Upon receipt of notice of any such assignment, Borrower agrees to execute and deliver to Lender a Notice and Acknowledgment of Assignment substantially in the form of Addendum E hereto. Unless otherwise indicated in the Notice and Acknowledgment of Assignment, Lender shall not be relieved of any of its obligations hereunder, and the rights of Borrower hereunder shall not be impaired.

12.	Ownership and Tax Treatment:

Borrower or a Pledgor shall be deemed the owner of the Collateral for all purposes, including Federal and State income taxes, and all applicable sales, use, and property taxes, and for FASB accounting purposes.

13.	Representations, Warranties, and Covenants of Borrower:

Borrower represents, warrants, and covenants to Lender that the following are true and correct in all material respects on the date Borrower executes any Loan:

(i) Borrower is duly formed and validly existing under the laws of the State of its organization, and has the full power and authority and legal right to carry on its business as is now conducted, and is duly qualified to do business in the jurisdictions where the Collateral owned by it is or will be operated, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Borrower’s ability to perform its payment obligations hereunder.

(ii) The Loan has been duly authorized, executed and delivered by Borrower and constitutes the valid, legal and binding agreement of Borrower, enforceable against Borrower in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting creditors’ rights generally and by general principles of equity.

(iii) The execution and delivery by Borrower of the Loan and Borrower’s compliance with all of the provisions of the Loan are within the powers of Borrower, and will not, to Borrower’s knowledge, conflict with or result in a breach of any presently existing law or governmental rule, regulation order, writ, injunction or decree, except where the failure to so comply would not reasonably be expected to have a material adverse effect on Borrower’s ability to perform its payment obligations hereunder.

(iv) No authorization or approval from, consent of, or filing, registration or qualification with, any state, federal or local governmental or public body or authority, except as has been obtained or made, and except for any filing, registration or other action required solely to perfect or maintain the perfection or priority of any security interest in the Collateral owned by Borrower, including the filing of UCC financing statements and any certificate of title, lien notation or other filing, registration or qualification requirement applicable to motor vehicles, none of which shall be a condition to the validity or enforceability of the Loan or any obligations secured by such Collateral, is necessary for the execution or delivery by Borrower of the Loan, or the validity of the Loan or the operation of such Collateral by Borrower, except, in each case, where such failure to obtain or make such authorization, approval, consent, filing, registration or qualification would not reasonably be expected to have a material adverse effect on Borrower’s ability to perform its payment obligations hereunder.

(v) Neither Borrower nor, with respect to any Collateral owned by a Pledgor, such Pledgor, has sold, encumbered or transferred any interest in the Collateral to anyone other than Lender, other than with respect to Permitted Liens; provided that the foregoing shall not prohibit the use and operation of the Collateral in the ordinary course of Borrower’s or such Pledgor’s business by Borrower’s or such Pledgor’s employees and by third-party drivers authorized by Borrower or such Pledgor. The Vendor of the Collateral is not affiliated with Borrower.

(vi) Lender’s interest in each item of Collateral will be free of all claims, liens and encumbrances other than Permitted Liens.

(vii) Borrower is not in violation of any order of any court, arbitrator or governmental body or any material laws, ordinances or governmental rules or regulations (domestic or foreign) to which it is subject, or with respect to any material loan agreement, debt instrument or contract with a supplier or customer of Borrower and has not failed to obtain or apply for any licenses, permits, franchises or other governmental authorizations necessary to the ownership of the Collateral owned by it or to the conduct of its business, except, in each case, where such violation or failure would not reasonably be expected to have a material adverse effect on Borrower’s ability to perform its payment obligations hereunder.

(viii) There are no suits or proceedings pending or, to the knowledge of Borrower, threatened in writing in any court or before any regulatory commission, board or other governmental administrative agency against or affecting Borrower which if determined adversely to Borrower would materially adversely affect Borrower’s ability to perform its payment obligations hereunder.

(ix) Neither a Loan, nor any material written statement furnished to Lender by Borrower or any Guarantor hereby (other than any projections or information of a going-forward nature, which shall be prepared by Borrower or Guarantor, as applicable, in good faith), contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained therein not misleading, in each case as of the date made or furnished and in light of the circumstances under which such statements were made.

(x) Borrower’s principal place of business, chief executive office, and state of incorporation (as such terms are used in the UCC) are indicated in the heading hereof, or as Borrower may otherwise designate in writing.

(xi) Borrower will use the Collateral owned by it in accordance in all material respects with its original request for quote or proposal, or any other written or oral representations made concerning the usage of such Collateral. The Collateral will be used “predominately” in the United States as such term is used in the Internal Revenue Code.

(xii) The Collateral shall at all times remain the property of Borrower or, if applicable, a Pledgor. Borrower shall cause each Pledgor to protect and defend Lender’s security interest in the Collateral (subject to Permitted Liens) and comply with the applicable Pledge Agreement. Borrower will at all times protect and defend at its own cost and expense, the security interest of Lender against all claims, liens and legal processes of creditors of Borrower and other persons claiming by, through or under Borrower, and keep the Collateral owned by it free and clear from all such claims, liens and processes other than Permitted Liens. The Collateral is and shall remain personal property, and not part of any real estate, or Borrower shall have obtained from all applicable real property interest holders appropriate Waivers (as defined in Section 15(n)) and releases as reasonably requested by Lender in writing.

14.	[Reserved]

15.	Miscellaneous:

(a) Choice of Law. This Loan Agreement and each Loan shall be deemed to have been made in the State of New York and shall be governed in all respects by the laws of such State. Lender and Borrower hereby submit themselves to the non-exclusive jurisdiction of the State and Federal courts in New York County, New York for any matter or controversy arising from any Loan. In the event any provision of the Loans is enforced in a court of law, or any other judicial or administrative setting, then the prevailing party in such matter or controversy shall be awarded its reasonable and documented out-of-pocket attorney’s fees and court costs and other expenses incurred in the pursuit or defense of such matter or controversy (including, without limitation, the defense of any counter-claims forwarded by the losing party).

(b) Entire Agreement. This Loan Agreement constitutes the entire agreement between Borrower and Lender with respect to the Collateral, supersedes all prior oral or written agreements and understandings, and no covenant, condition or other term or provision hereof may be waived or modified orally.

(c) Notices. All notices hereunder shall be in writing, and any such notice shall become effective (i) the following business day upon delivery thereof to an overnight mail or courier service, (ii) in the case of notice by first class United States mail, three business days after being so deposited in the United States mail, or (iii) in the case of notice by facsimile or electronic mail transmission, immediately upon transmission (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient), in each case addressed to the appropriate party at its respective address set forth above in the caption heading of this Loan Agreement, or at such other address as such party may from time to time designate by written notice to the other party to the address indicated in the heading of this Loan Agreement.

(d) Successors and Assigns. The Loans shall be binding upon and inure to the benefit of Lender and Borrower and their respective successors and permitted assigns (including any subsequent permitted assignee of Assignee).

(e) Unenforceability. If any term or provision of the Loans or the application thereof to any person is, to any extent, invalid or unenforceable, the remainder of the Loans, or the application of such provision to the person other than those to which it is invalid or unenforceable, shall not be affected thereby, and each provision of the Loans shall be valid and be enforced to the fullest extent permitted by law.

(f) Waivers and Consents. No waiver, approval, or consent of any of the terms and conditions hereof shall be effective unless in writing and signed by the party against whom such waiver, approval, or consent is sought to be enforced. Any waiver, approval or consent granted by Lender is only effective if signed by an authorized officer of Lender. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

(g) Further Assurances, Financing Statements, Fees and Costs. Borrower agrees to execute any and all other documents, instruments and agreements, reasonably requested by Lender in writing in furtherance of the intent of the parties herein. Borrower shall cause each Pledgor to execute such further assurances as Lender may reasonably request to perfect, preserve or enforce the security interests granted under the applicable Pledge Agreement. Lender is hereby authorized by Borrower to cause the Loans or other instruments, including Uniform Commercial Code Financing Statements, to be filed or recorded for the purpose of showing Lender’s interest in the Collateral, and Borrower agrees that Lender may file such instruments for and on behalf of Borrower. To the extent Lender has filed Uniform Commercial Code Financing Statements prior to the execution of this Loan Agreement by Borrower, Borrower hereby ratifies and confirms the completion and filing of any Uniform Commercial Code Financing Statements by Lender occurring prior to the execution by Borrower of this Loan Agreement. Borrower shall pay Lender a transaction fee of $[***] covering transaction costs, including all reasonable out of pocket costs and expenses (including reasonable attorneys’ fees and expenses for Lender’s outside counsel) for preparing, amending, negotiating, administering, defending and enforcing the Loan Agreement and related documents (including, without limitation, those incurred in connection with appeals or insolvency proceedings and termination of security interest) or otherwise incurred with respect to Borrower in connection with this Loan Agreement until all obligations of Borrower to Lender are paid in full. Borrower shall also pay to Lender a facility fee equal to 0.75% of the Loan Line advanced. Lender acknowledges receipt of a deposit from Borrower in the amount of $[***] and agrees to apply such amount to the balance outstanding under the Loans.

(h) Conflict. In the event of any conflict between the terms and conditions of this Loan Agreement and the terms and conditions of any Loan Schedule or Rider thereto, the terms and conditions of such Loan Schedule or Rider shall prevail.

(i) Financial Statements. During the term of the Loans and upon Lender’s request, Borrower hereby agrees to deliver to Lender (and Lender shall deliver the same to any Assignee and any successor assignee) a copy of Borrower’s monthly cash balances.

(j) Survival. The obligations identified in Sections 7, 10 and 15(a) and (h) this clause (j) shall survive the expiration or other termination of the Loans for the period prescribed by applicable law.

(k) Use of Information. Borrower shall permit Lender to list Borrower’s name and to describe the transaction contemplated herein in Lender’s marketing materials and to post such information on Lender’s website, in each case subject to Borrower’s prior written consent (not to be unreasonably withheld). Lender may issue a press release announcing the financing contemplated by this Loan Agreement, subject to Borrower’s prior written approval of the content thereof.

(l) Payments. Borrower authorizes Lender to debit the Loan Payments by electronic means (e.g., automated clearinghouse payment) (the “ACH Payments”) from Borrower’s deposit account and Borrower shall provide Lender with the ACH Payment information and instructions prior to funding of the initial Advance hereunder. Borrower shall enter into an ACH Debit Agreement with Lender in the form attached hereto as Addendum I.

(m) Execution; Counterparts. This Loan Agreement and related documents may be executed in manual original, facsimile, or electronic methods. Electronic execution shall be in compliance with state law based on the Uniform Electronic Transactions Act, or other applicable state electronic signature and/or authorization legislation, and the U.S. Federal ESIGN Act of 2000, and any electronically executed document or instrument so delivered shall be deemed to have been duly and validly executed and delivered and shall be valid, binding, enforceable and effective for all purposes against the parties in accordance with terms thereof. This Loan Agreement and related documents may be executed by the parties in separate counterparts, each of which when so executed and delivered together shall constitute one and the same instrument. Counterparts may be delivered in original, or via facsimile, electronic mail or other transmission method. Notwithstanding the foregoing, upon Lender’s written request, Borrower agrees to deliver promptly to Lender manually executed originals of all agreements.

(n) Landlord Waivers. Borrower hereby agrees to deliver appropriate waivers from landlord, co-location facilities and other entities who control access to the Collateral (substantially in the form of Addendum G hereto, or in such other form reasonably satisfactory to Lender) (each a “Waiver”). Borrower and Lender agree if the required Waiver is either missing or does not include language reasonably satisfactory to Lender which provides to Lender an independent means of access to the Collateral, such occurrence shall not constitute an Event of Default, and Borrower shall pay to Lender, as additional security, cash in an amount equal to one month’s Basic Loan Payment (“Additional Security”), and if the required Waiver is not provided, Lender shall apply the Additional Security to Borrower’s last Basic Loan Payment if no Event of Default then exists.

16.	Loan Status; Security Interest:

Borrower hereby grants to Lender a security interest in all Collateral owned by Borrower. To the extent any Collateral is owned by a Pledgor, Lender’s security interest therein shall arise pursuant to the applicable Pledge Agreement, which is hereby incorporated by reference for all purposes. The security interests granted under this Agreement and the Pledge Agreement are intended to secure the same Secured Obligations and shall be construed together as one integrated collateral package.

BORROWER HEREBY GRANTS TO LENDER A SECURITY INTEREST SOLELY IN THE COLLATERAL OWNED BY IT AND IDENTIFIED IN EACH APPLICABLE LOAN SCHEDULE (AS MAY BE AMENDED), SECURING ONLY THE OBLIGATIONS ARISING UNDER SUCH LOAN SCHEDULE, AND SUCH LIEN SHALL BE RELEASED UPON REPAYMENT OF THE APPLICABLE LOAN SCHEDULE.

(Remainder of page intentionally left blank)

NO INTEREST IN THE LOAN PAYMENT DUE OR THE RIGHTS OF LENDER UNDER ANY LOAN CAN BE TRANSFERRED BY THE DELIVERY OF POSSESSION OF ANY COUNTERPART OF THIS LOAN AGREEMENT. SUCH AN INTEREST CAN BE TRANSFERRED ONLY BY DELIVERY OF POSSESSION OF THE ORIGINAL SIGNED COUNTERPART NO. 1 OF ANY LOAN SCHEDULE EXECUTED PURSUANT HERETO.

LENDER:		BORROWER:

ATEL GROWTH CAPITAL		EINRIDE LOGISTICS INC.

By:	/s/ Paritosh Choksi	By:	/s/ Roozbeh Charli

Title:	Executive Vice President	Title:	President

AKNOWLEDGED BY
GUARANTORS:

EINRIDE AB (publ)

By:	/s/ Roozbeh Charli

Title:	Chief Executive Officer

EINRIDE US INC.

By:	/s/ Roozbeh Charli

Title:	President

Attachments:

Addendum A – Form of Loan Schedule

Addendum B – Form of Request for Advance

Addendum C – Reserved

Addendum D – Form of Request for Evidence of Insurance

Addendum E – Form of Notice and Acknowledgment of Assignment

Addendum F – Reserved

Addendum G – Form of Waiver Agreement

Addendum H – Reserved

Addendum I – Form of ACH Debit Agreement

[ADDENDUM A]

APPLICABLE TO ELECTRONIC CHATTEL PAPER: THE “SINGLE AUTHORITATIVE COPY” OF ANY ELECTRONICALLY EXECUTED LOAN SCHEDULE SHALL CONSTITUTE “CHATTEL PAPER”, AS SUCH TERM IS DEFINED IN THE UNIFORM COMMERCIAL CODE (AS IN EFFECT IN ANY APPLICABLE JURISDICTION), AND ANY INTEREST, INCLUDING A SECURITY INTEREST, THEREIN MAY ONLY BE TRANSFERRED, OR CREATED, AS THE CASE MAY BE, WITH THE “COMMUNICATION” OF THE SINGLE AUTHORITATIVE COPY OF SUCH LOAN SCHEDULE TO THE ASSIGNEE(S) OR THEIR DESIGNATED REPRESENTATIVE, AS SUCH TERMS ARE USED IN UCC § 9-105.

LOAN SCHEDULE NO. ___ to

MASTER LOAN AND SECURITY AGREEMENT NO. EINRX (the “Loan”)

dated as of AUGUST 15, 2026, by and between

ATEL GROWTH CAPITAL (“Lender”), EINRIDE LOGISTICS INC. (“Borrower”) and acknowledged by EINRIDE AB (publ) and EINRIDE US INC. (collectively, “Guarantor”)

1.	Collateral Description: [See Rider 1 hereto]

2.	Collateral Locations:

3.	Commencement Date: The Commencement Date shall be the first day of the calendar month following the Advance Date of the Loan, or if the Advance Date is the first day of the calendar month, on such day, [________ ________, 202__].

4.	Advance Date: The date indicated on the Request for Advance as the Advance Date, [________________, 202__]

5.	Basic Loan Term: 42 months

6.	Basic Loan Payment: In advance, $_______________ per month. The first and last Basic Loan Payments and the 0.75% facility fee referenced in Section 15(g) of the Loan Agreement shall be due on the Commencement Date, and at Lender’s option, may be deducted from the Advance funded on the Advance Date.

7.	Loan Rate Factor: Lender and Borrower agree that the Basic Loan Payment described herein is based on a Loan Rate Factor of 2.9867% which equates to $29.867 for each full $1,000 of funds Advanced.

8.	Riders:	Rider 1 to the Loan Schedule – Collateral Description is incorporated herein by reference.

9.	Released Units / Replacement Units: The parties may amend Rider 1 from time to time to remove Released Units and add Replacement Units pursuant to Section 3(d), and each such amendment shall automatically become part of this Loan Schedule

10.	Loan Agreement: All of the terms, covenants and conditions set forth in the Loan are incorporated herein by reference as if the same had been set forth herein in full.

LENDER:	BORROWER:

ATEL GROWTH CAPITAL	EINRIDE LOGISTICS INC.

By:	By:

Title:	Title:

Date:	Date:

ACKNOWLEDGED BY:
GUARANTORS:

EINRIDE AB (publ)

By:

Title:

Date:

EINRIDE US INC.

By:

Title:

Date:

RIDER 1

TO LOAN SCHEDULE NO. [__]

TO MASTER LOAN AND SECURITY AGREEMENT NO. EINRX (the “Loan”)

dated as of AUGUST 15, 2026, by and between

ATEL GROWTH CAPITAL (“Lender”) and EINRIDE LOGISTICS INC. (“Borrower”) and acknowledged by EINRIDE AB (publ) and EINRIDE US INC. (collectively, “Guarantor”)

COLLATERAL

[INSERT COLLATERAL DESCRIPTION]

[ADDENDUM B]

MASTER LOAN AND SECURITY AGREEMENT NO. EINRX (the “Loan”)

dated as of AUGUST 15, 2026, by and between

ATEL GROWTH CAPITAL (“Lender”) and EINRIDE LOGISTICS INC. (“Borrower”) and acknowledged by EINRIDE AB (publ) and EINRIDE US INC. (collectively, “Guarantor”)

REQUEST FOR ADVANCE NO. ___-___

WHEREAS, EINRIDE LOGISTICS INC. (“Borrower”) will execute a Loan Schedule No. [___] to a certain Master Loan and Security Agreement dated AUGUST 15, 2026 (the Loan Schedule, as it incorporates or will incorporate the terms of the Loan Agreement, hereinafter referred to as the “Loan”) between itself and ATEL GROWTH CAPITAL (“Lender”), and

WHEREAS, said Loan Schedule lists or will list certain Collateral more fully described on Rider 1 thereto (“Collateral”);

NOW, THEREFORE, (i) Borrower requests that Lender make an Advance to Borrower pursuant to the terms set forth in the Loan Agreement and in the amount of $___________. The date of any such payment shall be set forth below and known as the “Advance Date”.

Borrower agrees that pursuant to the terms of the Loan, the Daily Loan Payment is $___________ in total, which equals $______ multiplied by the number of days from (and including) the Advance Date to (but not including) the Commencement Date of the Loan Schedule and shall be due and payable on the Commencement Date, and such Daily Loan Payment is due without right of deduction, offset, abatement, defense, counterclaim or demand whatsoever. The Basic Loan Payment is $___________ per month and is due monthly in advance without right of deduction, offset, abatement, defense, counterclaim or demand whatsoever on the Commencement Date and on the first day of each month thereafter for 42 months.

Borrower confirms that the Collateral is insured with Lender, its successors and assigns and/or such other party as may be designated by any thereof to Borrower, in writing, designated as Loss Payee/Additional Insured.

Borrower confirms having made for its own records a copy of this Request for Advance contemporaneously with its execution.

EINRIDE LOGISTICS INC.

By:

Title:

Advance Date:

[ADDENDUM C]

[Reserved]

[ADDENDUM D]

INSURANCE VERIFICATION

TO:
	Insurance Company	Agent’s Name

	Address	Phone Number

City, State, Zip Code

Gentlemen:

The undersigned has granted a lien in favor of ATEL Growth Capital (“ATEL”) over the following described Collateral:

[Collateral Description]

Under the term of our Loan Agreement, we hereby request that a Memorandum or Certificate of Insurance be issued as follows:

1.	Liability Policy: “ATEL GROWTH CAPITAL (ATEL) and ITS ASSIGNEES” to be named as an “ADDITIONAL INSURED” party.

[a] Named Additional Insured: ATEL GROWTH CAPITAL and its Assignees

[b] Minimum Insured Value: [$_________]

2.	Physical Damage or Loss Policy: “ATEL GROWTH CAPITAL and ITS ASSIGNEES” to be named as a “LOSS PAYEE”

[a] Loss Payee, as interest may appear: ATEL GROWTH CAPITAL and its Assignees

[b] Minimum Insured Value: [$_________]

THIRTY (30) DAY (OR, WITH RESPECT TO NON-PAYMENT OF PREMIUMS, TEN (10) DAY) NOTICE OF CANCELLATION OR CHANGE IN POLICY MUST BE GIVEN

This insurance coverage is mandatory to consummate this loan transaction. Please mail one copy of the Memorandum or Certificate of Insurance to ATEL and one to the additional insured/Loss Payee.

Your immediate implementation of this instrument would be appreciated. Should you have any questions, please contact ATEL (415) 989-8800.

The undersigned authorizes ATEL, its assignees, or the Loss Payee to coordinate insurance coverage requirement with our agents.

EINRIDE LOGISTICS INC.

By:	RETURN TO:

Title:	ATEL GROWTH CAPITAL
505 Montgomery Street, 7th Floor
Date:	San Francisco, CA 94111-2584

[ADDENDUM E]

NOTICE AND ACKNOWLEDGMENT OF ASSIGNMENT

Reference is hereby made to Master Loan and Security Agreement No. EINRX, dated as of AUGUST 15, 2026, and to Loan Schedule No. ____ thereto, dated as of ______________, between ATEL GROWTH CAPITAL, as Lender (“Lender”), and EINRIDE LOGISTICS INC., as Borrower (“Borrower”) and acknowledged by EINRIDE AB (publ) and EINRIDE US INC. as Guarantors (the Loan Schedule and the Master Loan and Security Agreement as it is incorporated in the Loan Schedule, and any and all other documentation relating to the transaction contemplated thereby is hereinafter referred to as the “Loan”.)

Lender hereby gives Borrower notice and Borrower hereby acknowledges receipt of notice that Lender has assigned to ___________________ whose offices are at ________________________________________ (“Assignee”) all of its rights, but none of its obligations, in the Loan and the Collateral financed thereunder (“Collateral”) [as security for a loan made or about to be made by Assignee to Assignor]. Borrower agrees to make payment of any and all monies due or to become due Assignor thereunder to Assignee until Assignee instructs Borrower otherwise in writing.

In recognition of Assignee’s reliance upon this Notice and Acknowledgment of Assignment in agreeing make a loan secured by the Collateral subject to the Loan and in consideration of Assignee’s agreement to not interfere with Borrower’s quiet possession of the Collateral subject to the terms of the Loan, Borrower certifies, confirms and agrees as follows:

1. Borrower shall not be obligated to make any payment or perform any obligation under the Loan in favor of Assignee if, when no Event of Default exists, Assignee interferes with Borrower’s right to quiet enjoyment of the Collateral. [Notwithstanding the foregoing, nothing herein shall be deemed to relieve Assignor of any of its obligations to Borrower under the Loan.]

2. Assignor certifies, confirms and agrees as follows:

(a) That the Loan is in full force and effect and that any modification, amendment or supplement to the Loan has been approved by Assignee. Any future modification, termination, amendment or supplement to the Loan or settlement of amounts due thereunder shall be ineffective without Assignee’s prior written consent, which will not be unreasonably withheld or delayed.

(b) That neither Assignor nor, to Assignor’s knowledge, Borrower has breached the Loan in any respect and that payments of any and all monies due under the Loan have been and will continue to be paid in strict accordance with the terms of the Loan. As of ____________, 2___, there are ____ successive loan payments of $___________ each due under the Loan.

(c) All representations and duties of Assignor intended to induce Borrower to enter into the Loan whether required by the Loan or otherwise, have been fulfilled.

3. Assignor acknowledges that Assignee has not assumed any of the obligations of Assignor or any other party under the terms of the Loan, and Assignee shall not be responsible in any way for the performance by Assignor or any other party of the terms and conditions of the Loan. Further, Assignor hereby notifies Borrower and Borrower acknowledges that Assignee is entitled to the benefits of each and every right accorded Assignor in the Loan, including but not limited to remedies, inspection rights, indemnity rights, right to give consent, right to receive payment of costs and expenses incurred in exercising rights and remedies under the Loan, including reasonable attorney’s fees, and the right to receive notices and other documents required to be furnished under the Loan.

LENDER:	BORROWER:

ATEL GROWTH CAPITAL	EINRIDE LOGISTICS INC.

By:	By:

Title:	Title:

Date:	Date:

ACKNOWLEDGED BY
GUARANTORS:

EINRIDE AB (publ)

By:

Title:

Date:

EINRIDE US INC.

By:

Title:

Date:

[ADDENDUM F]

Reserved.

[ADDENDUM G]

WAIVER AGREEMENT

EINRIDE LOGISTICS INC. (“Customer”) and «COMPANY _NAME» (“Company”) entered into a _________________ dated as of ________________ (“Agreement”), with respect to storage of certain semi tractor trailers constituting Collateral, as defined below, at Company’s address at ___________________________ (the “Location”).

ATEL GROWTH CAPITAL (“ATEL”) has entered into a Master Loan and Security Agreement No. EINRX with Customer dated as of AUGUST 15, 2026 (the “Security Agreement”), covering certain semi tractor trailers described therein (the “Collateral”).

ATEL, Company and Customer now desire to enter into this Waiver Agreement (“Waiver”) as of «DATE».

NOW, THEREFORE, notwithstanding anything to the contrary contained in this Waiver, Customer, Company and ATEL agree as follows:

1. Company has no, and will not claim any, interest in the Collateral.

2. Upon three business days prior notice to Company, Company will permit ATEL to enter the Location on any business day during Company’s regular business hours for the purpose of inspecting or removing the Collateral, provided that ATEL indemnifies Company and holds it harmless from and against any other person, corporation or entity claiming to have any interest in the Collateral. Company agrees to such removal of the Collateral. If ATEL, in removing any of the Collateral damages any improvements of Company at the Location, ATEL will cause the same to be repaired at ATEL’s expense.

3. Company shall not remove any of the Collateral without ATEL’s prior written consent. Company shall notify ATEL within 10 days of any termination or expiration of the Agreement and permit ATEL to remove the Collateral as described in Section 2 above.

4. All notices hereunder shall be sent by reliable, overnight messenger, with proof of delivery. The terms of this Waiver shall be binding on the heirs, successors and assigns of each party. Customer may not assign the Agreement without ATEL’s prior written consent. Company may assign the Agreement with prior written notice to ATEL.

5. Company and Customer shall not amend the Agreement in any material respect without prior written notice to ATEL.

6. This Waiver may only be modified by a writing signed by an authorized representative of each party.

7. This Waiver may be executed in counterparts all of which together shall constitute the original.

8. In the event of any conflict between the terms of this Waiver and the Agreement, the terms of this Waiver shall prevail.

9. This agreement shall be deemed to have been made under and shall be governed by the laws of the State of New York in all respects, including matters of construction, validity and performance. Jurisdiction and venue for any legal action between the parties arising out of or relating to this Waiver shall be in the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York, and any appellate court from any thereof. The prevailing party in any legal action under this Waiver shall be entitled to recover reasonable attorneys’ fees and costs from the losing party.

[signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Waiver Agreement.

Company:	Customer:
«INSERT COMPANY_NAME»	EINRIDE LOGISTICS INC.

By:	By:
Title:	Title:
Notice Address:	Notice Address:

Attention:	Attention:
Telephone:	Telephone:
Fax:	Fax:

ATEL GROWTH CAPITAL

By:
Title:
Notice Address: 505 Montgomery Street, 7th Floor
San Francisco, CA 94111-2584
Attention: Legal Department
Telephone: (415) 989-8800

[ADDENDUM H]

Reserved.

[ADDENDUM I]

ACH DEBIT AGREEMENT

Dated: __________, 20__

Reference is made to the Master Loan and Security Agreement No. ___ dated as of __________ (“Loan”), between ATEL GROWTH CAPITAL, as Lender and EINRIDE LOGISTICS INC., as Borrower.

Borrower hereby authorizes Lender to initiate debit entries and to initiate, if necessary, credit entries and adjustments for any debit entries in error to Borrower’s checking/savings account indicated below. Borrower further authorizes Lender to debit any such accounts or cards for such additional amounts that will reimburse Lender in full for any processing fees charged to, or discounts assessed against, Lender due to Lender having performed such authorized debits. Permission is given only for entries directly pertaining to the payment structure and all other obligations of Borrower to Lender as outlined and required under this Loan. Should good funds not be available at time of agreed upon payment due date, a $50.00 banking and administration fee and any late charges as provided in the Loan, will be charged for every transmission thereafter until account is current. Borrower shall provide to Lender thirty days’ written notice of Borrower’s intention to close the checking/savings account indicated below (or any subsequent checking/savings account) and hereby provides Lender authorization to make debit entries to any subsequent or replacement checking/savings account held by Borrower. Prior to closing any such account Borrower agrees to provide to Lender the bank name, branch, city, state, zip code, transit routing number and account number of another checking/savings account from which Lender is hereby authorized to initiate the same type of debit or credit entries against. Any payment of Loan Payment or other amounts not paid by the date due shall incur a late charge.

BANK NAME	BRANCH

CITY	STATE	ZIP

TRANSIT ROUTING NUMBERS			ACCOUNT NUMBER INFORMATION*
|:		|:
TRANSIT	ABA	*INSERT A HYPHEN (-) FOR EACH DASH CUE SYMBOL (☐☐☐) CONTAINED IN EACH FIELD.

ATEL GROWTH CAPITAL	EINRIDE LOGISTICS INC.

By:	By:

Title:	Title: